

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 21, 2013

Yana Dobkin Guss, Esq.
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600

Re: Babson Capital Funds Trust (the "Trust")
File Nos.: 333-188840, 811-22845

Dear Ms. Guss:

On May 24, 2013, the Trust filed a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 (the "1940 Act" or the "Act"), to register the following two series: Babson Global Floating Rate Fund and Babson Global Credit Income Opportunities Fund (a "Fund" or collectively, the "Funds"). Unless stated differently, each of our following comments applies to both Funds.

General

1.   The prospectus and Statement of Additional Information ("SAI") use phrases that imply, or state, that the Funds may invest in other types of securities that are not disclosed. For example, the Babson Global Floating Rate Fund's Item 4 disclosure indicates that the "Fund will invest primarily in senior secured loans (*including* assignments and participations)." (Emphasis added.) Further, Babson Global Credit Opportunities Fund's Item 4 strategy section indicates that the "Fund expects to invest primarily in high yield debt instruments (including bonds, loans, . . and *other* income-producing instruments; but also make use of a *wide range of debt instruments*." (Emphasis added.) Please revise the disclosure to summarize all of the Funds' principal investments and risks (including each applicable derivative instrument and related risks) in the Item 4 summaries. In this regard, change the term "including" to the phrase "consisting of," or some other similar definitive term to describe all strategies and risks of the Funds.

2.   It appears that in certain instances, the prospectus and SAI reference legal authority to explain the Fund's activities without explaining those references. For example, the Item 4 summary section indicates that the "Fund may also use derivatives for hedging, investment or leverage purposes *to the extent permitted by . . . (the '1940 Act')*." (Emphasis added.) Please revise this disclosure to clarify all legal authority references.   In making these revisions, please comply with the plain English requirements under Rule 421 under the Securities Act.

3.   Inasmuch as a Fund may implement its strategies through the use of derivatives, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Based upon your responses, we may have additional comments.

Prospectus

Fees and Expenses

4.   The first footnote contains information that is neither permitted nor required by Form N-1A. Accordingly, please delete the footnote and relocate the information to a more appropriate section in the prospectus.

5.   Please confirm to the staff that the management fee will be the same for each share class, both before and after the waiver is applied.

Shareholder Fees-(All Share Classes)

6.   The Item 4 disclosure indicates that the Fund will leverage. Please confirm that these expenses are reflected in fee table or revise the disclosure to state that the Fund will not leverage during the next 12 months.

Shareholder Fees (Classes A and C)

7.   As appropriate, please revise the captions in this section to include the term "load." *See* Item 3 of Form N-1A.

8.   For "Class A" shares, the "Maximum Contingent Deferred Sales Charge" caption reflects "None." Footnote two, however, indicates that "Class A Shares purchased without an initial sales charge in accounts aggregating $[500,000] or more are subject to a [1.00]% CDSC if the shares are tendered and accepted for repurchase within [[12] months] of purchase. The [[12]-month] period begins on the day on which the purchase was made." If the Fund will impose any such charges, please disclose the maximum charges in the caption in the body of the fee table. The Fund may amend that caption with an explanatory footnote. *See* Item 3 of Form N-1A.

Annual Fund Operating Expenses (All Share Classes)

9.   Please confirm that a separate acquired fund fees and expenses caption is not required or revise the disclosure accordingly. *See* Item 3 of Form N-1A.

10.   A footnote (fifth footnote for Classes A and C, third footnote for Classes Y and I), indicates that certain expenses are excluded from the applicable expense reimbursement agreement, (*e.g.*, distribution fees). Please revise the footnote to explain that if the Fund incurs any expense excluded from the reimbursement agreement, Fund expenses will be increased by the excluded amount and, therefore, the fee table will reflect an amount that exceeds the

reimbursement cap. Also, revise the footnote to indicate that during the one year period following the registration statement's date of effectiveness, the reimbursement agreement only may be terminated by the Board of Trustee ("Board").

11.   Please define the phrase "certain other expenses" contained in footnote 5 to the fee table (Class A and C prospectus).

12.   Insert the phrase "for that share class" in footnote 5 immediately after the word "reimbursed" (Class A and C prospectus).

Example

13.   Please revise this section so that the required chart information conforms to the format presented in Item 3 of Form N-1A.

Principal Investment Strategies

14.   Please confirm that all principal investment strategies of the Fund are summarized in Item 4 or revise the disclosure accordingly (*e.g.*, all principal strategies and risks appearing in Item 9 also should be summarized in Item 4). *See* Items 4 and 9 of Form N-1A. Moreover, please confirm that there is corresponding disclosure between the strategies and risks sections, or revise the sections accordingly. In this regard, we note an Item 4 "Liquidity Risk" paragraph, however, the Item 4 strategy section in silent regarding liquidity and investments in illiquid securities. Please reconcile these disclosures accordingly.

15.   Please revise the disclosure to explain in general terms how the Fund's adviser decides which securities to sell. *See* Item 9(b)(2) of Form N-1A.

16.   Please indicate the "non-U.S. dollar denominated assets of developed and non-emerging market issuers." Also, clarify in plain English the disclosure that appears in the last sentence of the second paragraph of the Babson Global Floating Rate Fund, and in the last sentence of the Babson Global Credit Opportunities Fund, explaining how the Fund will use these "assets." Are these assets derivative instruments? Also, clarify the meaning of "investing significantly" in these "assets."

17.   The disclosure indicates that the "Fund may hold any portion of its total assets in cash and cash equivalents." Please summarize when the Fund would take such measures and explain how such activity comports with the Fund's investment objectives. Based on your responses, we may have additional comments.

18.   Item 4 mentions that the Fund may invest in "structured products." Further, Item 9 indicates that "[e]ach Fund may invest in 'structured products' and other related instruments." Please summarize these products and instruments, including all related risks.

19.   The last paragraph states that "[t]o avoid concentrating its investments in a particular industry or group of industries, the Fund will not invest more than 25% of its total assets in any single "industry" or "group of industries" as those terms are used in the 1940 Act." Please be

aware that it is a position of the staff of the Commission that concentration occurs when 25% or more of a fund's total assets are invested in an industry or a group of industries. Accordingly, please revise the disclosure to state that the Fund will not invest 25% or more of its total assets in an industry or group of industries. Also, the quoted language appears to suggest that the terms "industry" and "group of industries" are defined within the 1940 Act. Accordingly, please revise the sentence to avoid any possible misunderstanding that these terms are defined in the Act. In addition, please disclose in the SAI how the Fund determines an industry's classification (*e.g.*, The Global Industry Classification Standard (GICS)).

20.   Please confirm that the disclosure indicates all applicable nationally recognized statistical rating agencies. We would not object to the disclosure of this information in Item 9.

21.   The Item 9 disclosure indicates that the Funds will enter into over-the-counter transactions. If accurate, please summarize this strategy in Item 4.

Babson Global Floating Rate Fund

22.   In describing the Fund's Rule 35d-1 80% test, the summary indicates that "the Fund will invest at least 80% of its net assets in . . . *other* floating rate debt securities issued primarily by North American and Western European companies (including those debt instruments issued by issuing entities based on offshore centers, such as the Channel Islands, Cayman Islands, Bermuda and other offshore jurisdictions)." (Emphasis added.) Please revise the disclosure to summarize all the principal investments and risks of the Fund in the summary. Also, indicate each entity issuing debt instruments that are based on "offshore centers and other jurisdictions," and specify each "offshore center." Please explain why the disclosure references these entities separately from the general category of foreign issuers. In addition, explain fully the nature of the debt issued by these offshore centers. Do the debt instruments issued from these offshore centers share similar characteristics (*e.g.*, repackaging the debt of other issuers)? Based on your responses, we may have additional comments.

23.   In the first paragraph, the disclosure states that the "Manager expects that many such instruments *may*, at the time of purchase, be rated below investment grade. . . ." (Emphasis added.) Further, the fourth paragraph states that the "instruments in which the Fund will invest *will primarily be of below investment grade quality*." (Emphasis added.) Please reconcile these disclosures and revise the text accordingly. Also, in the Item 4 summary section, please clarify that these instruments are commonly referred to as "junk bonds." Moreover, indicate the lowest credit quality ratings for these instruments in which the Fund may invest, along with all attendant risks.

24.   It appears that the Fund has a 20% investment basket. In particular, the third paragraph mentions that the Fund may invest in various instruments beyond floating rate securities, (*e.g.*, fixed rate instruments). Please revise the disclosure to distinguish in a clearer manner the Fund's 80% and 20% baskets from each other. In this regard, specify the "equity securities" mentioned in the fourth paragraph and explain when the Fund will invest in those securities. Also, clarify, in plain English, the disclosure stating that the "Fund also may invest in equity securities *incidental to the purchase or ownership of debt instruments.*" (Emphasis added.)

Babson Global Credit Income Opportunities Fund

25.   Given the use of the word credit in the Fund's name, please revise the disclosure to include an 80% test indicating that the Fund will invest at least 80% of its total assets, or at least 80% of its net assets, (plus borrowings for investment purposes), in debt instruments. Also, if the Fund will have a 20% basket, please confirm that the strategies contained therein are summarized in Item 4 or revise Item 4 accordingly.

26.   The disclosure indicates that the "Fund will invest in instruments that are, at the time of purchase, rated below investment grade by at least one credit rating agency. . . ." Please disclose that these instruments are commonly referred to as junk bonds. Moreover, indicate the lowest credit quality rating for these instruments in which the Fund may invest, along with all attendant risks.

27.   The disclosure indicates that the "Fund may establish, through derivatives, net short positions . . . as a means of adjusting the Fund's portfolio duration or *other portfolio characteristics*." (Emphasis added.) Please summarize these "other portfolio characteristics."

Principal Risks

Babson Global Floating Rate Fund

28.   Please add an equities risk in which the risks of the specific equities in which the Fund will invest are summarized.

Description of Principal Investments

29.   Please confirm that the "other pooled investment vehicles" mentioned in the first paragraph of this section are clarified and summarized in Item 4, as well as the other investment strategies mentioned in this section, or revise Item 4 accordingly. *See* Items 4 and 9 of Form N-1A. In this regard, we note that certain strategies disclosed in this section do not appear to be included in Item 4 (*e.g.*, reverse repurchase agreements and short sales). In revising the disclosure, please indicate, as a percentage of total assets, the extent to which the Fund may invest in reverse repurchase agreements. Also, confirm that short sales expenses are reflected in the fee table or revise the table accordingly.

Portfolio Management Strategies

30.   This section states that "[f]or purposes of determining whether securities held by the Fund are securities of a foreign company, a company is considered to be a foreign company if . . . *the company is significantly exposed to the economic fortunes and risks of regions outside the United States*." (Emphasis added.) Please clarify, in plain English, the emphasized text. In particular, what do the phrases "significantly exposed," and "economic fortunes and risks" mean? Based on your responses, we may have additional comments.

Management of the Fund

Sub-Adviser

31.   In the second paragraph, in the last sentence, we note a euro sign. Please reflect the applicable figure in U.S. dollars.

Prior Performance for Similar Account

32.   Please revise the disclosure to state that the "Babson Capital Global Loan Fund" or "Global Loan Fund," is the only fund or private account that the adviser managed with an investment objective, policies, and restrictions substantially similarly to those of the Global Floating Rate Fund and that there are no additional funds that should be included in the prior performance disclosure, or revise the disclosure accordingly.

33.   Please revise the disclosure in this section so that the information presented therein, including all figures, does not reflect, in any manner, the effect of any expense limitation agreement (*e.g.*, the Annual Total Return table should show only performance figures on a gross basis). In addition, please define the term "asset-weighted returns," which appears in the fourth paragraph.

34.   In the first paragraph, in the second sentence, please revise the disclosure to include "strategies" in the list of "substantially similar" descriptives.

35.   We note that the prior performance has been adjusted to reflect the deduction of the Fund's fee and expenses. Please confirm to the staff that these fees and expenses of the Fund are not lower than the actual fees and expenses of the Global Loan Fund.

36.   Please revise the chart's heading to include the term annual, (*i.e.*, "Global Loan Fund Annual Total Returns . . . 2013").

How to Buy Shares . . . Redemption of Shares

37.   The disclosure indicates that "[e]ach Fund . . . reserves the right to reject for any reason, or cancel as permitted or required by law, any purchase order . . . Each Fund reserves the right to reject any redemption request that is not in good order."   Please disclose the maximum amount of time the Funds will take to inform investors of such rejections or cancellations. Also, explain the authority allowing the Fund to cancel redemption requests. *See* Section 22(e) of the Act.

38.   In disclosing the Fund's frequent purchases and redemptions of fund shares policies and procedures, please indicate whether or not the Fund accommodates frequent purchases and redemptions of Fund shares by Fund shareholders. *See* paragraph (3)(4)(ii) of Item 11 of Form N-1A.

Redemption Proceeds

39.   The disclosure indicates that if a shareholder receives redemption payments in illiquid securities, the shareholder "could find it more difficult to sell such securities and may not be able to sell such securities at prices that reflect the Manager's or your assessment of their fair value or the amount paid for them by the Funds." Please revise the disclosure to clarify, in plain English, that an illiquid security is defined as a security that cannot be sold or disposed of in the ordinary course of business within seven days at the carrying value. Also, revise this disclose to explain that when the Fund pays redemption proceeds in illiquid securities, a shareholder may not be able to sell those securities at all.

Net Asset Value

40.   Please revise this section to state in a clear manner which entity or entities will perform fair valuing of securities on the Funds' behalf. In revising the disclosure, please indicate that any such entity operates under policies adopted by the Board, and under the Board's ultimate supervision. In revising the disclosure, please clarify the "unusual circumstances" mentioned in the fifth paragraph.

41.   We note that the Funds will engage in numerous investment strategies, some of which involve thinly traded and illiquid securities, securities of foreign issuers, and over-the-counter securities. Please enhance the disclosure to explain how such securities will be fair valued.

SAI

42.   Item 16(b) of Form N-1A requires that a fund describe its non-principal investment strategies and the risks of those strategies in the SAI. Please confirm that the Funds have satisfied the requirements of Item 16(b), or revise the disclosure accordingly. If the Funds also discuss their principal investment strategies and risks in the SAI, please confirm that they do so in a manner that distinguishes them from non-principal strategies and risks (*e.g.*, add distinguishing headings or subheadings) or revise the disclosure accordingly. Also, do not duplicate in the SAI information that is provided in the Prospectus, unless necessary to make the SAI comprehensible as a documents independent of the Prospectus. *See* General Instruction C.2 (b) to Form N-1A. Also, confirm that all principal strategies and risks of the Funds are disclosed in the prospectus or make appropriate revisions to the disclosure.

43.   It appears that the Funds intend to engage in several types of financial transactions, which under Investment Company Act Rel. No. 10666 (Apr. 18, 1979), necessitate the use of segregated accounts in order to avoid the possible creation of a senior security. Please confirm that the disclosure indicates that each transaction that involves the possible creation of a senior security will be covered with a segregated account in accordance with the provisions of that Release and any other staff guidance. Further, please note that the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Act. *See* Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (*e.g.*, total

return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Funds operate.

Reverse Repurchase Agreements

44.   Please indicate the maximum percentage, expressed as a percentage of total assets, a Fund may enter into reverse repurchase agreements.

Borrowing and Leverage

45.   The disclosure states that "[e]ach Fund may borrow money from banks (including its custodian bank) or from other lenders to the extent permitted under applicable law." Please revise this disclosure to state the maximum percentage of total assets the Fund may borrow. Also, revise this section to explain that in the event that the Fund's borrowings exceed 300% of the Fund's total assets, the Fund will within three days thereafter (*not including Sundays and holidays*) reduce its borrowings to the extent necessary to comply with the 300% asset coverage requirement under the Act. (Emphasis added.) *See* §18(f)(1) of the Act.

Investment Restrictions

46.   Please disclose at an appropriate location in the text, the Funds' policies for addressing those occasions when a percentage limitation is reached or exceeded. This disclosure should explain that the Funds continuously monitor their borrowings and illiquid securities holdings. Also, disclose the Funds' policies for addressing those instances when their illiquid securities holdings exceed 15% of their net assets.

Non-Fundamental Restrictions

47.   If a Fund may pledge, mortgage, hypothecate or otherwise encumber any of its assets to secure its borrowings, please disclose this non-fundamental policy and state fully how and when the Fund will engage in those policies. Also, state within the policy the total amount of Fund assets that may be pledged to secure borrowing. We note that any such amount should not exceed one-third of the Fund's total assets. *See* Section 18 of the Investment Company Act. *See also Salomon Brothers* (pub. avail. May 4, 1975).

Policy in Disclosure of Portfolio Holdings

48.   Please revise the disclosure to identify those entities that may authorize disclosure of the Fund's non-public portfolio securities to the entities listed in the SAI. *See* paragraph (f)(1)(v) of Item 16 of Form N-1A. Please confirm that the disclosure indicates all individuals or categories of individuals who have daily access to the information, or revise the disclosure accordingly. If accurate, please clarify that the adviser, on behalf of the Fund and acting pursuant to the Fund's policies and procedures, provides information to certain entities on a continuous daily basis, and specify the entities. Also, if the Fund has any current ongoing arrangements with its service providers, or others, under which nonpublic information about the Fund's portfolio securities is made available in real-time on a daily basis, disclose that fact and provide a comprehensive list of those service providers and other entities. *See* paragraph (f)(2) of Item 16 of Form N-1A.

49.   Please revise the disclosure to specify which type of confidentiality agreement (*e.g.*, oral or written) applies to each entity receiving non-public portfolio holdings information on a daily basis or ad-hoc basis. In addition, disclose that where there is no contractual obligation of confidentiality, the Board will determine that the other conditions of confidentiality adequately safeguard the Fund and its shareholders against improper disclosure of the Fund`s portfolio holdings or disclose the risks of having no contractual obligations of confidentiality.

50.   Please revise the disclosure to state that each entity receiving non-public portfolio information, be it on a daily or ad-hoc basis, has a duty not to trade on that confidential information.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, or on exhibits or financial statements added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.

Please advise us if you have submitted or expect to submit a no-action letter or an exemptive application in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Fund may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact the undersigned at (202) 551-6974.

Sincerely,

/s/ Kimberly A. Browning

Kimberly A. Browning
Senior Counsel
Disclosure Review Office